UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934




FOR THE MONTH OF AUGUST, 2005

COMMISSION FILE NUMBER 033-65486


                               BANCA QUADRUM, S.A.
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                    (Exact Name as Specified in its Charter)

                               QUADRUM BANK, S.A.
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                 (Translation of Registrant's Name into English)

                TORRE QUADRUM, BLVD. MANUEL AVILA CAMACHO NO. 76
                       COL. LOMAS DE CHAPULTEPEC, CP 11010
                                  MEXICO, D.F.
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                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

1. FILING OF FORM 15 TERMINATING REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

         On August 10, 2005, Banca Quadrum, S.A. (registrant's name as specified in its charter, and which name translated into English is Quadrum Bank, S.A.) filed a Form 15 with the Securities and Exchange Commission terminating its registration under Section 12(g) of the Securities Exchange Act of 1934, as amended.

         On August 28, 2001, the Company was placed under supervised management by the Mexican banking authorities. The authorization of the Company to operate as a banking institution was revoked by the Ministry of Finance and Public Credit, the notice of which was published in the Federal Government Official Gazette on March 4, 2002. Thereafter, at a Meeting of Shareholders of the Company held on February 28, 2002, the Shareholders adopted a resolution not to further capitalize the Company, as the Company was operating at a loss. The Shareholders adopted a further resolution that the Company's condition was such that the Company met the statutory circumstances that mandated liquidation as provided in Article 28, Paragraph III of the Law of Credit Institutions. The Shareholders Meeting further approved the cancellation of all physical title of its shares, including Shares underlying its American Depository Receipts. Since May of 2001, the Company's Ordinary Shares ceased to trade on the Mexican Stock Exchange and, since August 2001, the Company's American Depository Receipts were delisted from trading on the Nasdaq Stock Market.

         As a consequence of the revocation of its authorization to operate as a bank, the Company entered into a process of liquidation in accordance with the provisions of the Credit Institutions Law of the United States of Mexico. In accordance with the Credit Institutions Law and the Bank Savings Protection Law of Mexico, Instituto de Proteccion al Ahorro Bancario

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

("IPAB") (the equivalent in Mexico to the United States Federal Deposit Insurance Corporation) became the official institution to effect the liquidation of the Company. On March 4, 2002, IPAB, in its capacity as liquidator of the Company, appointed KPMG Cardenas Dosal, S.C. ("KPMG") to oversee and implement the liquidation of the Company on behalf of IPAB with all powers acting on behalf of IPAB.

         To the best knowledge of the Company and its liquidator, the Company's American Depository Receipts have not traded on any market since approximately August 2001.

         On August 9, 2004, the Bank of New York notified the Company of its election to resign as Depository with respect to the Company's American Depository Receipts. Notice of such resignation was given by the Bank of New York to the holders of the Company's American Depository Receipts in and about November 2004. A successor depository has not been appointed.

         In compliance with Article 242 of Mexico's General Law of Business Corporations, the Company exists solely to wind up its affairs with respect to the liquidation being effected by KPMG on behalf of IPAB. At the time of the commencement of the Company's liquidation, its debts and accounts exceeded its assets. All available funds realized in the course of the liquidation will be applied to priority costs of liquidation, including fees of KPMG as liquidator, employee claims and pro rata payments to creditors of the bank, of which IPAB is the largest creditor. The aggregate amount of debt of the Company is approximately $190 million, of which approximately $179 million (94%) is owed to IPAB for amounts assumed by IPAB in subrogation to permit payment to depositors and financial creditors of the Company. Holders of the Company's Ordinary Shares and American Depository Receipts will not receive any

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

distributions in connection with the liquidation and dissolution of the Company. Upon the conclusion of the liquidation process, the Company will be dissolved in accordance with the laws of Mexico and will cease to exist. As previously noted, physical title to the outstanding Shares of the Company were cancelled pursuant to resolutions adopted at the February 28, 2002 Meeting of Shareholders.

         The Company has, simultaneously with the filing of this Report on Form 6-K, filed its Certification and Notice of Termination of Registration Under
Section 12(g) of the Securities Exchange Act of 1934, as amended.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  August 10, 2005

                           BANCA QUADRUM, S.A.
                           A Multiple banking Institution
                           in Liquidation Represented by
                           its Liquidator Instituto para la
                           Proteccion del Ahorro Bancario
                           Who is represented by KPMG
                           Cardenas Dosal, S.C.
                           -----------------------------------------------------
                                             (Registrant)


                           By: /s/  Federico Noel Castillo Sanchez Mejorada
                               -------------------------------------------------
                               Name: Federico Noel Castillo Sanchez Mejorada
                               Title: Legal Representative


                           By: /s/ Victor Manuel Vazquez Avila
                               -------------------------------------------------
                               Name: Victor Manuel Vazquez Avila
                               Title: Legal Representative

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